                     Morgan Stanley China A Share Fund, Inc.
                           1221 Avenue of the Americas
                               New York, NY 10020

September 26, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention:  Larry L. Greene, Division of Investment Management
            Mail Stop 0505

RE:  MORGAN STANLEY CHINA A SHARE FUND, INC.
     (FILE NOS. 333-135690; 811-21926)

Dear Mr. Greene:

         On behalf of Morgan Stanley China A Share Fund, Inc. (the "Fund"), we
transmit for filing under the Securities Act of 1933 and the Investment Company
Act of 1940, Amendment No. 2 to the registration statement on Form N-2 relating to the Fund's initial issuance of shares of common stock, par value $0.01 per share; filed on July 10, 2006 (the "Registration Statement"). The Fund has filed electronically a Notification of Registration on Form N-8A in conjunction with this filing.

         The Fund is a newly organized, closed-end management investment company and this Amendment No. 2 is being filed for the purpose of including consents, opinions and required exhibits of the Fund. The registration fee has perviously been wired through the FEDWIRE system to the Securities and Exchange
Commission's account at Mellon Bank. The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.

         We have also filed a request of acceleration of effectiveness of the
Registration Statement.

         If you have any questions concerning the foregoing, please feel free to contact me at (212) 762-7546.

Best Regards,

/s/ Alice Gerstel

Alice Gerstel